

16 Hatidhar St., P.O. Box 4131,
Etgarim Building, Ra'anana
Industrial Park, 43665, Israel
Tel: +972 9 7442440
Fax: +972 9 7442446

July 25, 2012

To:

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Amanda Ravitz, Assistant Director

Re: Topspin Medical, Inc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 333-144472

And

Amendment No. 2 to Form 8-K
Filed April 24, 2012
File No. 333-144472

Dear Ms. Ravitz:

This letter responds to your letters dated July 11, 2012 (the "**Comment Letters**") containing your advisement re answered comments from the staff of the Securities and Exchange Commission (the "**Staff**") resulting from the Staff's review of the filings of Topspin Medical, Inc. ("**Topspin**" or the "**Company**") identified above (the "**Filings**").

The Company is experiencing a difficult period of financial struggles was unable to answer your Comment Letters. The Company takes its US Filings very seriously, but due to its lack of resources is currently unable to properly respond to your queries.

The Company is currently reviewing its different venues of actions, whether finding additional investors or shutting down its operations.

Respectfully,

TopSpin Medical Inc.

_____
Uri Ben-Or
Chief Financial Officer